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                           EXHIBIT 2.3


































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FOR IMMEDIATE RELEASE                             MARCH 23, 1994



          HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
   ANNOUNCES THE CLOSING OF THE ACQUISITION OF STUDER REVOX AG




Washington, D.C. -- Harman International announced today that it closed on the acquisition of Studer Revox AG on March 17, 1994.

Studer Revox is a leader in the Professional Audio field with particular strength in the recording and broadcast areas. The Company is headquartered in Regensdorf, Switzerland. Principal subsidiaries are located in France, the United States, Canada, Germany, the United Kingdom, Japan, Singapore and Austria.

Studer Revox is recognized for the high quality and reliability of its professional products which include analog and digital tape recorders, mixing consoles, switching systems, digital audio workstations, professional compact disc players and recorders and turnkey broadcasting studios.



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March 23, 1994
Page Two


Commenting on the acquisition, Dr. Sidney Harman, Chairman and
Chief Executive Officer of Harman International, said:

     "We are very pleased to add Studer Revox to the Harman Group of Companies. Its principal markets and technologies complement ideally those of the Harman Professional group which includes JBL Professional, UREI, Soundcraft, Allen &
     Heath, DOD, Lexicon, AKG, BSS, dbx and Turbosound.

     "Harman now offers complete professional system solutions employing some of the industry's most prestigious brand names and products. Harman's product range and geographical coverage is now unmatched in the Professional Audio field. Although Studer Revox AG will operate as an autonomous group, it will benefit substantially from its association with the Harman International Professional group in the areas of technology, marketing and distribution."


Harman International Industries Incorporated is a leader in the design, manufacture and marketing of high-quality, high-fidelity audio products targeted primarily at the consumer, professional and automotive markets. The Company's stock is traded on the New York Stock Exchange under the symbol: HAR.






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